2004 | **First Midwest Bancorp**

Sandler O'Neill & Partners, L.P.

2004 Financial Services Conference

November 11, 2004

Safe Harbor Statement

This presentation may contain forward-looking statements regarding financial performance, business prospects, growth and operating strategies. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements as a result of known and unknown risks, uncertainties and other factors, including those identified in First Midwest's Form 10-K and other Securities and Exchange Commission filings, copies of which will be made available upon request. With the exception of fiscal year end information previously included in First Midwest's Form 10-Ks, the information contained herein is unaudited. First Midwest undertakes no duty to update the contents of this presentation.

Year-To-Date Performance

	9/30/04	9/30/03	% Change
Net Income	$ 73,916	$ 68,579	7.8 %
Diluted EPS	$ 1.58	$ 1.46	8.2 %
Return on Average Assets	1.44%	1.48%	- 2.7 %
Return on Average Equity	18.72%	18.17%	3.0 %
Net Interest Margin	3.89%	3.99%	- 2.5 %
Efficiency Ratio	50.00%	49.26%	1.5 %
Nonperforming Assets Ratio	.64%	.64%	0 %

Full Year Highlights

	2003	2002	% Change
Net Income	$ 92,778	$ 90,150	2.9 %
Diluted EPS	$ 1.97	$ 1.86	5.9 %
Return on Average Assets	1.50 %	1.53 %	- 2.0 %
Return on Average Equity	18.28 %	18.82 %	- 2.9 %
Net Interest Margin	3.99 %	4.28 %	- 6.8 %
Efficiency Ratio	48.32 %	48.20 %	0.2 %
Nonperforming Assets Ratio	.71 %	.53 %	34.0 %

2003 Full Year Peer Comparison

	First Midwest	Peer[1]
Return On Assets	**1.50%**	**1.23%**
Return On Equity	**18.28%**	**14.82%**
Nonperforming Asset Ratio[2]	**0.71%**	**1.04%**
Efficiency Ratio	**48.32%**	**59.58%**

(1) Represents 12/31/03 median values as obtained from SNL DataSource for 15 Midwest Peers ranging in asset size from $3.9 billion-$11.4 billion
(2) Represents the ratio of nonperforming assets to loans plus foreclosed real estate

Chicago's Premier Independent Banking Company

I.   **Superior Long Term Financial Performance**

II.   **The Five Principal Causes**

III. **Demonstrated Performance In A Competitive Marketplace**

I. Superior Long Term Financial Performance

Performance Accomplishments

Since 1992[1]	Change
Growth In Assets ($2,297,220 to $6,906,658)	201%
Return On Assets (0.78% to 1.50%)	92%
Nonperforming Asset Ratio[2] (2.63% to 0.71%)	(73%)
Efficiency Ratio[3] (63.04% to 48.32%)	(23%)

(1) No adjustments made to historical data for acquisitions that were accounted for as pooling-of-interests

(2) Represents the ratio of nonperforming assets to loans plus foreclosed real estate

(3) Comparable numbers only available for 1994-2003

Earnings and Shareholder Value Trends

Since 1992[1]	CAGR
Earnings Per Share ($)	11.2%
Market Capitalization ($ million) ($243 to $1,511)	16.5%
Dividends Per Share ($0.22 to $0.79)	11.2%

(1) No adjustments made to historical data for acquisitions that were accounted for as pooling-of-interests

II. The Five Principal Causes

1. Dedication To Our Corporate Mission

- **Relationship Driven**

- **Client Faced**

- **Needs Based**

- **Focused On Value Creation**

2. Unique Relationship Management Approach

- **Focused Line of Business Structure**

- **Relationship Manager Driven**

- **Integrated Need Satisfaction Approach**

- **Aggressive Sales Management Discipline**

3. Focused Management Process

+ **Tenured**

+ **Aligned**

+ **Research Based**

+ **Planning Driven**

+ **Succession Conscious**

4. Control Driven

- **Disciplined Credit Culture**

    - **Seasoned Credit Administration**

    - **Diversified Portfolio Risk**

    - **Local Market Focus**

    - **Rigorous Remediation Process**

4. Control Driven (cont.)

✦ Operational Efficiency Emphasis

- ✦ Continuous Business Process Improvement

- ✦ Rigorous Vendor Management

- ✦ Strong Financial Analysis

- ✦ Disciplined Distribution Strategy

5. Focused Treasury Management

- **Flexible Balance Sheet Positioning**

- **Broadened Funding Access**

- **Experienced Portfolio Management**

- **Rigorous Simulation Discipline**

III. Demonstrated Performance In a Dynamic Marketplace

Marketplace Dynamics

	FMB Metro Chicago Footprint [1]	Illinois	United States
2003-2008 Population Growth	11.2%	3.2 %	5.3 %
Average HH Income	$ 89,796	$ 65,893	$ 60,600
Average Net Worth	$ 112,176	$ 101,796	$ 98,869
% Homeowners	77%	64%	61%
Median Housing Value	$ 157,879	$ 117,637	$106,966

Source: Branchsource Online 2000 Census
(1) FMB Chicago footprint defined as the DuPage, Lake, Will and McHenry Counties.

Marketplace Opportunity

Retail Deposits [1]	**$41 billion**
Retail Loans [1]	**$53 billion**
Commercial Deposits [2]	**$14 billion**
Commercial Loans [2]	**$20 billion**
Trust Assets [2]	**$42 billion**

Source: Claritas I-xpress, Branchsource and Internal data sources

(1) Within 3 miles of FMB branches/offices

(2) Counties served by FMB where branches located: Lake, Cook, Will, McHenry, Kane

First Midwest's Chicagoland Marketplace Presence

- **184,000 Retail Households**

- **19,000 Business Households**
    - **5,000 Middle Market**
    - **14,000 Small Business**

- **6,700 Investment Clients**

- **1,800 Asset Management Households**

Retail Sales:

Customized Offerings For Every Branch

✦ **Maintaining And Establishing Customer Relationships By Satisfying Customer Needs**

✦ **Understanding Each Location's Unique Pattern of Financial Services Consumption**

✦ **Tailoring Customer Calling Efforts**

✦ **Using a Multichannel Approach**

Commercial Sales:
Multiple Competitive Advantages

✦ **Long-Time Market Presence**

✦ **Implementing an Interdisciplinary Sales Effort**

✦ **Strategic Client Relationship Management Plans:**

✦ **Lending Solutions**
✦ **Cash Management**
✦ **Employee Benefit Consulting**

✦ **401 (k) Assistance**
✦ **Business Succession**
✦ **Retail Employee Programs**

HOW FIRST MIDWEST COMPETES

First Nine Months of 2004

Middle Market Business Successes

- **10% Loan Growth**

- **Loan Pipelines Up 30%**

- **740 Strategic Relationship Plans Delivered**

- **3,000 Client / Prospect Calls Per Month**

- **100 Dedicated Relationship Managers**

Small Business Successes

- **2001 Startup**

- **$6,000,000 Loan Sales / Month**

- **$114,000,000 in Outstandings**

- **790 Client / Prospect Calls Per Month**

- **20 Dedicated Relationship Managers**

Retail Successes

- **Home Equity Lending – Year over year +15%, YTD 11%**

- **Transactional Account Openings +14%**

- **Plastic Transactions Up 23%**

- **Electronic Banking Up 57%**

- **Outbound Calling 20,000 / Month**

Trust/Asset Management Business Successes

- **Revenues Up 10%**

- **Profitability Remains Strong**

- **400 Client / Prospect Calls Per Month**

- **25 Relationship Managers**

- **Product Offerings Expanding**

Looking Forward

A Wealth Of Opportunities

- **Solid Financial Foundation**

- **Huge Market Potential**

- **Valuable Client Base**

- **Broad Based Momentum**

- **Distinctive Competitive Niche**

- **Competitor Flux**

- **Acquisition Opportunities**

We Will Continue To:

- **<u>Exploit</u> Our Opportunities**

- **<u>Leverage</u> Our Momentum**

- **<u>Focus</u> On Our Mission**

Addendum

First Midwest Mission

We are in the business of *helping clients achieve financial success throughout their economic life.* We do so by focusing on the broad range of their *financial needs* and delivering *quality services* that truly fulfill those needs.

We believe that only if *each of us,* those dealing directly with clients as well as those who support client contact people, *assumes personal responsibility for the financial success of every client* we come in contact with, will their success be assured.

We further believe that in fulfilling clients' financial needs we are creating *significant value* for them while at the same time *creating value* for ourselves and the company.

The financial success of our clients, thusly, will define our success as well as the company.

To Request Additional Information Please Contact:

John M. O'Meara
President and CEO
First Midwest Bancorp, Inc.
300 Park Blvd., Suite 400
Itasca, Illinois 60143
P (630) 875-7201
F (630) 875-7393
john.o'meara@firstmidwest.com

Michael L. Scudder
EVP, Chief Financial Officer
First Midwest Bancorp, Inc.
300 Park Blvd., Suite 400
Itasca, Illinois 60143
P (630) 875-7283
F (630) 875-7369
mike.scudder@firstmidwest.com

Steven H. Shapiro
EVP, Corporate Secretary
First Midwest Bancorp, Inc.
300 Park Blvd., Suite 400
Itasca, Illinois 60143
P (630) 875-7345
F (630) 875-7360
steve.shapiro@firstmidwest.com

Selected Financial Information

First Midwest Bancorp, Inc.
Selected Financial Information
(Amounts in thousands, except per share data)

	2004				2003					2002	2001
	Sept. 30/YTD	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	Dec. 31/YTD
Period-End Balance Sheet											
Total assets	$ 6,931,563	$ 6,931,563	$ 6,834,285	$ 6,848,701	$ 6,906,658	$ 6,906,658	$ 6,299,237	$ 6,455,651	$ 6,050,593	$ 5,980,533	$ 5,667,919
Securities HTM - amortized cost	54,743	54,743	61,679	66,208	67,446	67,446	62,469	89,955	77,878	69,832	65,584
Securities HTM - fair market value	54,784	54,784	61,727	66,257	67,513	67,513	62,571	90,096	78,344	69,987	65,747
Securities AFS - fair market value	2,115,492	2,115,492	2,062,707	2,139,140	2,229,650	2,229,650	2,195,138	2,371,459	2,094,071	2,021,767	1,795,250
Mortgages held for sale	5,308	5,308	6,055	11,649	9,620	9,620	18,142	19,866	18,160	18,521	15,240
Loans:											
Commercial	1,129,532	1,129,532	1,113,493	1,066,446	1,052,117	1,052,117	985,527	990,423	936,436	897,845	827,281
Agricultural	101,590	101,590	101,062	99,384	94,983	94,983	87,378	83,182	82,134	91,381	87,188
Real estate - commercial	1,456,436	1,456,436	1,440,770	1,464,150	1,393,420	1,393,420	1,033,101	1,023,487	1,012,250	1,019,989	998,857
Real estate - construction	448,541	448,541	448,454	436,802	453,429	453,429	384,982	381,439	376,715	344,509	314,993
Real estate - 1-4 family	163,824	163,824	162,267	163,383	170,245	170,245	116,453	129,428	128,401	138,302	196,741
Direct consumer	572,112	572,112	557,561	548,690	543,161	543,161	515,435	506,995	501,969	504,048	495,941
Indirect consumer	331,991	331,991	349,622	335,812	352,427	352,427	365,336	384,038	401,376	410,772	451,305
Total loans	4,204,026	4,204,026	4,173,229	4,114,667	4,059,782	4,059,782	3,488,212	3,498,992	3,439,281	3,406,846	3,372,306
Other Assets:											
Other earning assets	3,305	3,305	3,320	1,541	5,789	5,789	1,172	1,122	875	11,745	4,334
Total earning assets	6,382,874	6,382,874	6,306,990	6,333,205	6,372,287	6,372,287	5,765,133	5,981,394	5,630,265	5,528,711	5,252,714
Corporate owned life insurance	150,165	150,165	148,932	147,688	146,421	146,421	145,067	143,884	142,658	141,362	135,280
Intangibles:											
Goodwill	84,427	84,427	84,427	84,427	83,735	83,735	34,806	34,806	16,397	16,397	16,397
Other intangibles	12,698	12,698	13,231	13,763	15,533	15,533	874	892	-	-	1,313
Total intangibles	97,125	97,125	97,658	98,190	99,268	99,268	35,680	35,698	16,397	16,397	17,710
Deposits:											
Demand deposits	929,272	929,272	895,288	867,342	859,080	859,080	847,617	858,040	805,142	789,392	738,175
Interest bearing deposits	4,026,050	4,026,050	3,997,314	3,921,470	3,956,028	3,956,028	3,618,902	3,669,363	3,390,326	3,383,562	3,455,746
Total deposits	4,955,322	4,955,322	4,892,602	4,788,812	4,815,108	4,815,108	4,466,519	4,527,403	4,195,468	4,172,954	4,193,921
Fed funds purchased and repurchase agreements	721,512	721,512	719,778	792,408	879,709	879,709	804,921	787,510	752,895	662,408	701,851
Other borrowed funds	530,826	530,826	530,975	531,124	491,963	491,963	365,000	525,000	525,000	575,000	270,000
Subordinated debt - trust preferred securities	129,250	129,250	127,547	129,785	128,716	128,716	-	-	-	-	-
Common equity	$ 535,855	$ 535,855	$ 506,901	$ 524,129	$ 522,540	$ 522,540	$ 509,153	$ 508,004	$ 492,822	$ 491,953	$ 447,267
Average Balance Sheet											
Total assets	$ 6,859,842	$ 6,885,474	$ 6,907,292	$ 6,786,430	$ 6,199,699	$ 6,244,093	$ 6,333,531	$ 6,208,921	$ 6,005,885	$ 5,901,898	$ 5,749,389
Securities - HTM taxable	11,847	11,841	11,826	11,874	13,378	12,851	13,464	13,571	13,675	43,310	23,829
Securities - HTM tax-exempt	51,894	45,645	55,812	54,293	61,157	46,244	67,809	71,380	59,266	54,900	66,459
Securities - AFS taxable	1,382,205	1,387,270	1,394,223	1,365,068	1,466,925	1,470,961	1,486,239	1,470,459	1,439,538	1,463,643	1,391,278
Securities - AFS tax-exempt	688,262	662,161	693,549	709,365	656,624	703,107	700,135	644,152	577,242	476,946	478,361
Total loans	4,137,115	4,199,874	4,154,750	4,056,031	3,465,877	3,501,597	3,488,136	3,464,117	3,408,390	3,382,508	3,349,890
Other earning assets	32,625	37,994	51,033	8,788	30,372	14,285	54,090	30,729	22,210	19,465	19,621
Total earning assets	6,303,948	6,344,785	6,361,193	6,205,419	5,694,333	5,749,045	5,809,873	5,694,408	5,520,321	5,440,772	5,329,438
Deposits:											
Demand deposits	879,443	902,869	881,595	853,606	806,777	828,093	832,518	794,815	770,770	744,295	689,394
Savings	647,005	648,660	655,872	636,465	498,798	506,242	508,979	499,735	479,835	454,588	435,575
NOW accounts	749,745	739,341	754,442	755,568	662,331	720,141	687,389	630,916	609,381	600,924	409,608
Super NOW's	176,016	204,526	198,544	124,665	151,662	132,780	204,924	151,007	117,180	122,710	92,192
Money markets	737,920	724,370	737,458	752,082	616,868	690,861	650,963	588,490	535,073	552,440	572,973
Core transactional deposits	3,190,129	3,219,766	3,227,911	3,122,386	2,736,436	2,878,117	2,884,773	2,664,963	2,512,239	2,474,957	2,199,742
Time deposits > $100,000	508,225	508,861	530,132	485,675	528,219	497,339	535,237	549,788	530,803	599,653	689,638
Time deposits < $100,000	1,173,363	1,191,460	1,161,496	1,166,933	1,071,542	1,031,237	1,078,550	1,081,330	1,095,683	1,139,364	1,281,519
Total time deposits	1,681,588	1,700,321	1,691,628	1,652,608	1,599,761	1,528,576	1,613,787	1,631,118	1,626,486	1,739,017	1,971,157
Total deposits	4,871,717	4,920,087	4,919,539	4,774,994	4,336,197	4,406,693	4,498,560	4,296,081	4,138,725	4,213,974	4,170,899
FFP, repos, other borrowed funds	1,276,526	1,257,453	1,294,370	1,277,965	1,276,616	1,204,869	1,273,420	1,332,278	1,296,945	1,150,028	1,066,674
Subordinated debt - trust preferred securities	128,186	127,566	128,271	128,728	15,515	61,560	-	-	-	-	-
Total funding sources	6,276,429	6,305,106	6,342,180	6,181,687	5,628,328	5,673,122	5,771,980	5,628,359	5,435,670	5,364,002	5,237,573
Common equity	527,481	526,088	518,388	537,982	507,580	516,545	502,822	509,565	501,273	479,105	459,232

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2004				2003					2002	2001
	YTD/Sept. 30	3rd Quarter	2nd Quarter	1st Quarter	YTD/Dec. 31	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	YTD/Dec. 31	YTD/Dec. 31
Income Statement											
Interest income	$ 233,577	$ 79,643	$ 76,545	$ 77,389	$ 291,067	$ 71,668	$ 71,309	$ 73,525	$ 74,565	$ 329,664	$ 385,218
Interest expense	63,106	22,109	20,497	20,500	81,313	18,706	19,302	20,881	22,424	110,910	180,838
Net interest income	170,471	57,534	56,048	56,889	209,754	52,962	52,007	52,644	52,141	218,754	204,380
Loan loss provision	7,573	3,240	2,405	1,928	10,805	3,075	2,660	2,540	2,530	15,410	19,084
Service charges on deposit accounts	21,155	7,873	7,041	6,241	27,924	7,269	7,296	7,078	6,281	25,362	24,148
Trust revenue	8,883	2,883	3,038	2,962	10,810	2,727	2,762	2,768	2,553	10,309	10,445
Card-based fees	6,839	2,344	2,349	2,146	8,336	1,971	2,088	2,196	2,081	7,895	7,452
Corporate owned life insurance	3,744	1,233	1,244	1,267	5,059	1,354	1,183	1,226	1,296	6,728	8,190
Security gains, net	5,350	748	2,663	1,939	2,988	202	(615)	3,335	66	460	790
Gains/(losses) on early extinguishment of debt.	(2,653)	-	(1,413)	(1,240)	(6,025)	(3,018)	(3,007)	-	-	-	-
Other income	11,987	3,732	4,185	4,070	25,078	8,914	6,065	4,612	5,487	16,237	17,841
Total noninterest income	55,305	18,813	19,107	17,385	74,170	19,419	15,772	21,215	17,764	66,991	68,866
Salaries and benefits	66,880	23,009	21,755	22,116	84,284	21,241	21,618	21,413	20,012	80,626	76,780
Occupancy and equipment	18,444	6,069	6,030	6,345	22,487	5,650	5,720	5,526	5,591	22,067	21,997
Foreclosed property expense	932	289	397	246	636	240	100	144	152	1,638	300
Goodwill amortization	-	-	-	-	-	-	-	-	-	-	2,160
Other intangibles amortization	1,597	531	533	533	38	19	19	-	-	1,313	803
Acquisition and restructure charges	650	-	-	650	2	2	-	-	-	-	-
Other expenses	32,038	10,461	11,262	10,315	42,005	9,957	10,094	10,871	11,083	42,408	43,316
Total noninterest expense	120,541	40,359	39,977	40,205	149,452	37,109	37,551	37,954	36,838	148,052	145,356
Pre-tax earnings	97,662	32,748	32,773	32,141	123,667	32,197	27,568	33,365	30,537	122,283	108,806
Income taxes	23,746	7,576	8,061	8,109	30,889	7,998	6,366	8,718	7,807	32,133	26,668
Net income	$ 73,916	$ 25,172	$ 24,712	$ 24,032	$ 92,778	$ 24,199	$ 21,202	$ 24,647	$ 22,730	$ 90,150	$ 82,138
Basic earnings per share	$ 1.59	$ 0.54	$ 0.53	$ 0.52	$ 1.99	$ 0.52	$ 0.46	$ 0.53	$ 0.48	$ 1.88	$ 1.64
Diluted earnings per share	$ 1.58	$ 0.54	$ 0.53	$ 0.51	$ 1.97	$ 0.52	$ 0.45	$ 0.53	$ 0.48	$ 1.86	$ 1.63
Weighted average shares outstanding	46,537	46,473	46,577	46,560	46,671	46,576	46,553	46,583	46,978	48,074	50,057
Weighted average diluted shares outstanding	46,926	46,851	46,976	46,953	46,982	46,944	46,890	46,871	47,229	48,415	50,401
Tax equivalent adjustment [1]	$ 13,639	$ 4,367	$ 4,608	$ 4,664	$ 17,642	$ 4,640	$ 4,680	$ 4,400	$ 3,922	$ 14,014	$ 14,237
Net interest income (FTE) [1]	$ 184,110	$ 61,901	$ 60,656	$ 61,553	$ 227,396	$ 57,602	$ 56,687	$ 57,044	$ 56,063	$ 232,768	$ 218,617
Stock and related per share data:											
Book value	$ 11.56	$ 11.56	$ 10.87	$ 11.26	$ 11.22	$ 11.22	$ 10.94	$ 10.92	$ 10.58	$ 10.42	$ 9.18
Tangible book value	9.46	9.46	8.78	9.15	9.09	9.09	10.17	10.15	10.23	10.07	8.82
Dividends declared per share	0.66	0.22	0.22	0.22	0.79	0.22	0.19	0.19	0.19	0.70	0.65
Market price - period high	36.03	35.62	36.03	34.29	32.80	32.80	31.45	29.87	28.12	32.16	29.81
Market price - period low	31.13	32.25	32.33	31.13	24.89	29.61	28.53	25.55	24.89	23.34	20.65
Closing price at period end	$ 34.56	$ 34.56	$ 35.21	$ 34.22	$ 32.43	$ 32.43	$ 29.71	$ 28.81	$ 25.81	$ 26.71	$ 29.19
Closing price to book value	3.0	3.0	3.2	3.0	2.9	2.9	2.7	2.6	2.4	2.6	3.2
Period end shares outstanding	46,370	46,370	46,632	46,537	46,581	46,581	46,551	46,534	46,582	47,206	48,725
Period end treasury shares	10,557	10,557	10,295	10,390	10,346	10,346	10,376	10,393	10,345	9,721	8,202
Number of shares repurchased	446	284	-	162	842	-	52	123	667	1,687	2,604
Common dividends	$ 30,747	$ 10,218	$ 10,275	$ 10,254	$ 36,842	$ 10,263	$ 8,858	$ 8,854	$ 8,867	$ 33,558	$ 32,416
Other Key Ratios/Data:											
Return on average equity [2]	18.72%	19.03%	19.17%	17.97%	18.28%	18.59%	16.73%	19.40%	18.39%	18.82%	17.89%
Return on average assets [2]	1.44%	1.45%	1.44%	1.42%	1.50%	1.54%	1.33%	1.59%	1.53%	1.53%	1.43%
Net interest margin [1]	3.89%	3.90%	3.81%	3.97%	3.99%	4.01%	3.90%	4.01%	4.06%	4.28%	4.10%
Yield on average earning assets [1]	5.23%	5.30%	5.10%	5.29%	5.42%	5.31%	5.23%	5.47%	5.69%	6.32%	7.50%
Cost of funds	1.56%	1.64%	1.50%	1.54%	1.69%	1.54%	1.56%	1.73%	1.92%	2.40%	3.98%
Efficiency ratio [1]	50.00%	49.60%	49.89%	50.53%	48.32%	45.66%	48.72%	49.92%	49.16%	48.20%	49.65%
Net noninterest expense ratio [2]	1.32%	1.29%	1.29%	1.39%	1.17%	0.95%	1.14%	1.30%	1.29%	1.38%	1.34%
Full time equivalent employees - end of period	1,653	1,653	1,645	1,632	1,646	1,646	1,564	1,558	1,526	1,517	1,544
Number of bank offices	67	67	67	66	66	66	64	67	66	67	69

Note: Discussion of footnotes (1) and (2) are located at the end of this document.

Note: See the "Source of Information" Section Located at the End of this Document for a Discussion of the Data Included Herein.

	2004				2003					2002	2001
	Sept. 30/YTD	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	Dec. 31/YTD	Dec. 31/YTD
Parent Company Data:											
Parent investment in subsidiaries - end of period	$ 606,091	$ 606,091	$ 567,586	$ 601,194	$ 554,585	$ 554,585	$ 496,455	$ 484,993	$ 465,245	$ 461,973	$ 426,598
Risk-Based Capital Data:											
Tier 1 capital	$ 551,313	$ 551,313	$ 541,386	$ 524,685	$ 516,411	$ 516,411	$ 437,286	$ 424,664	$ 430,560	$ 434,583	$ 423,983
Tier 2 capital	56,707	56,707	56,686	56,628	56,404	56,404	49,164	49,124	48,020	47,929	47,745
Total capital	608,020	608,020	598,072	581,313	572,815	572,815	486,450	473,788	478,580	482,512	471,728
Risk-adjusted assets	$ 5,216,343	$ 5,216,343	$ 5,221,200	$ 5,074,754	$ 5,020,253	$ 5,020,253	$ 4,611,014	$ 4,562,927	$ 4,419,041	$ 4,374,486	$ 4,256,106
Tier 1 capital / risk-based assets	10.57%	10.57%	10.37%	10.34%	10.29%	10.29%	9.48%	9.31%	9.74%	9.93%	9.96%
Total capital / risk-based assets	11.66%	11.66%	11.45%	11.45%	11.41%	11.41%	10.55%	10.38%	10.83%	11.03%	11.08%
Leverage ratio	8.13%	8.13%	7.97%	7.93%	8.49%	8.49%	7.02%	6.99%	7.25%	7.32%	7.43%
Tangible capital ratio	6.42%	6.42%	6.07%	6.31%	6.22%	6.22%	7.56%	7.36%	7.90%	7.97%	7.60%
Tangible equity / risk-based assets	8.41%	8.41%	7.84%	8.39%	8.43%	8.43%	10.27%	10.35%	10.78%	10.87%	10.09%
Loan Performance Data:											
Nonaccrual loans:											
Commercial	$ 13,319	$ 13,319	$ 14,219	$ 8,214	$ 5,986	$ 5,986	$ 6,667	$ 5,683	$ 5,342	$ 4,227	$ 9,601
Real estate - commercial	2,554	2,554	2,401	1,801	1,823	1,823	927	1,338	4,516	4,096	1,737
Real estate - construction	4,288	4,288	3,819	4,644	4,331	4,331	731	91	1,091	1,000	1,903
Real estate - 1-4 family	835	835	2,329	2,040	2,274	2,274	1,512	982	1,266	1,399	2,077
Direct consumer	1,145	1,145	1,756	1,839	1,401	1,401	1,313	927	1,047	1,203	894
Indirect consumer	126	126	97	166	115	115	292	402	334	600	635
Total nonaccrual loans	22,267	22,267	24,621	18,704	15,930	15,930	11,442	9,423	13,596	12,525	16,847
Renegotiated / restructured loans	-	-	-	-	7,137	7,137	7,219	7,328	-	-	-
Nonperforming loans	22,267	22,267	24,621	18,704	23,067	23,067	18,661	16,751	13,596	12,525	16,847
Foreclosed real estate	4,528	4,528	4,602	4,779	5,812	5,812	3,842	4,576	4,044	5,496	3,630
Nonperforming assets	26,795	26,795	29,223	23,483	28,879	28,879	22,503	21,327	17,640	18,021	20,477
Loans past due 90 days + and still accruing	3,108	3,108	4,160	6,977	3,384	3,384	4,806	5,723	7,497	3,307	5,783
Reserve for loan losses (RLL):											
RLL	$ 56,707	$ 56,707	$ 56,686	$ 56,628	$ 56,404	$ 56,404	$ 49,164	$ 49,124	$ 48,020	$ 47,929	$ 47,745
Loan loss provision	7,573	3,240	2,405	1,928	10,805	3,075	2,660	2,540	2,530	15,410	19,084
Net charge-offs by category:											
Commercial	3,188	1,460	1,309	419	3,398	773	1,195	796	634	5,889	4,360
Real estate - commercial	1,021	762	26	233	224	67	4	165	(12)	570	3,119
Real estate - construction	321	-	321	-	244	749	-	(506)	1	1,123	-
Real estate - 1-4 family	16	3	7	6	138	9	31	20	78	87	124
Consumer	2,724	994	684	1,046	5,546	1,457	1,390	961	1,738	7,557	8,829
Total net charge-offs	7,270	3,219	2,347	1,704	9,550	3,055	2,620	1,436	2,439	15,226	16,432
NPA ratios:											
Nonperforming loans / loans	0.53%	0.53%	0.59%	0.45%	0.57%	0.57%	0.53%	0.48%	0.40%	0.37%	0.50%
Nonperforming assets / loans + foreclosed real estate	0.64%	0.64%	0.70%	0.57%	0.71%	0.71%	0.64%	0.61%	0.51%	0.53%	0.61%
Nonperforming assets / total assets	0.39%	0.39%	0.43%	0.34%	0.42%	0.42%	0.36%	0.33%	0.29%	0.30%	0.36%
Loan loss ratios:											
RLL / loans	1.35%	1.35%	1.36%	1.38%	1.39%	1.39%	1.41%	1.40%	1.40%	1.41%	1.42%
RLL / nonperforming loans	254.67%	254.67%	230.23%	302.76%	244.52%	244.52%	263.46%	293.26%	353.19%	382.67%	283.40%
Net charge-offs to average net loans	0.23%	0.30%	0.23%	0.17%	0.28%	0.35%	0.30%	0.17%	0.29%	0.45%	0.49%

Footnotes:

(1) Tax equivalent basis reflects federal and state tax benefits.
(2) Annualized based on the number of days outstanding for each period presented.

Source of Information:

The information and statistical data contained herein have been prepared by First Midwest Bancorp, Inc. and have been derived or calculated from selected quarterly and period-end historical financial statements prepared in accordance with accounting principles generally accepted in the United States. The balance sheet and income statement information contained herein as of each year end, and for the years then ended, are derived from financial statements and footnote information audited by Ernst & Young LLP, First Midwest's independent external auditors. The quarterly balance sheet and income statement information contained herein is derived from quarterly financial statements and footnote information upon which Ernst & Young LLP has rendered a Quarterly Review Report.

First Midwest Bancorp, Inc. is under no obligation to update, keep current or continue to provide the information contained herein. This information is provided solely for informational purposes and is not to be construed as a solicitation or an offer to buy or sell any securities or establish any business relationships with First Midwest Bancorp, Inc. or any of its subsidiaries.